South Street Securities LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	16,166,115
Financial instruments owned, at fair value (cost $955,691,577)		949,994,419
Securities purchased under agreements to resell (includes $9,519,263,340 at fair value)		26,186,618,097
Securities borrowed		1,068,945,825
Receivables from brokers, dealers and clearing organization		16,583,364
Other trading assets		23,871,459
Accrued interest receivable		177,717
Right of use asset		6,008,808
Other assets		13,640,451
Total assets	$	28,282,006,255

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase (includes $2,196,335,382 at fair value)	$	26,797,028,892
Securities loaned		1,069,353,777
Payable to clearing organization		112,575,606
Other trading liabilities		12,826,698
Lease liability		6,522,215
Accrued expenses		14,318,159
Total liabilities		28,012,625,347
Commitments and contingencies (refer to Note 6)		
Member's equity		269,380,908
Total liabilities and member's equity	$	28,282,006,255

The accompanying notes are an integral part of this financial statement.